SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: April 23, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Canadian Pacific

Management's Discussion and Analysis

First Quarter Report

2009

CANADIAN PACIFIC

Release: Immediate, April 23, 2009
CANADIAN PACIFIC ANNOUNCES FIRST-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced first-quarter earnings results today of $0.39 per share. This is a decrease of 34 per cent from first-quarter 2008 earnings per share of $0.59. Excluding foreign exchange gains and losses on long-term debt and other specified items, earnings per share were $0.34 for first-quarter 2009 compared with $0.75 in 2008, a decrease of 55 per cent. Declining freight traffic volume, resulting from the global economic downturn, was the primary cause of the decrease in earnings.
“As we experienced rapidly declining volumes in the quarter, we successfully reduced variable expenses while delivering consistent service to our customers,” said Fred Green, President and CEO. “The unprecedented temporary decline in traffic in some of our key markets (as measured by carloads), particularly potash (-70%), Canadian coal (-30%), and automotive (-43%) has resulted in more than 2,400 employee layoffs to date.”
“In addition, the work announced in November to improve efficiency and sustainably transform our fixed cost structure is progressing well. We continue to build the strength of the CP franchise through our recent equity issue and asset sales, reinforcing our balance sheet and improving our strategic and financial flexibility,” added Mr. Green.
SUMMARY OF FIRST-QUARTER 2009 COMPARED WITH FIRST-QUARTER 2008 (PRO FORMA)
For the first-quarter of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results. For comparison, first-quarter 2008 results are presented on a pro forma basis. In the first quarter of 2008 DM&E earnings were reported as equity income, and pro-forma comparisons are provided in order to aid in the evaluation of the underlying earnings trends. Financial data presented on a pro forma basis, a non-GAAP measure, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Income decreased 54 per cent to $54 million from $116 million

•	Total revenues decreased 13 per cent to $1.07 billion from $1.23 billion, on a pro forma basis

•	Operating expenses were $931 million a decrease of eight per cent from $1.01 billion, on a pro forma basis
Freight revenues were down 13 per cent in the first-quarter on sharply declining volumes and lower fuel recoveries due to lower fuel prices, with five of seven business lines experiencing double digit decreases in revenues on a pro forma basis. The decreases were partially offset by the favourable impact of the weaker Canadian dollar on U.S. dollar denominated revenues, as well as solid pricing.
Operating expenses decreased eight per cent, on a pro forma basis, in the first quarter resulting from lower volumes, lower fuel prices and CP’s continuing focus on managing costs. These reductions were partially offset by the unfavourable impact of the weaker Canadian dollar on U.S. dollar denominated operating expenses.

2009 CAPITAL PROGRAM
CP plans to reduce its capital program in 2009 to $720 million to $740 million, a decrease from the original outlook of $800 million to $820 million. This is compared with the capital program for the full year 2008 of $1.0 billion, on a pro forma basis. This 2009 outlook assumes an average currency exchange rate of $1.25 per U.S. dollar (US$0.80).
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a net foreign exchange loss on long-term debt of $0.2 million (a gain of $8.4 million after tax) in the first quarter of 2009, compared with a net foreign exchange loss on long-term debt of $16.3 million ($10.6 million after tax) in the first quarter of 2008.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
In the first quarter of 2008, CP adjusted the estimated fair value of investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) and took a charge of $21 million ($15 million after tax). There were no adjustments to the fair value of ABCP in the first quarter of 2009 or other specified items in the first-quarter of 2009.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Financial data on a pro forma basis redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and

2

expenses. Doing so provides a comparable measure for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008 following that approval, the results were fully consolidated with CP’s operations.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions, including the potential adverse impact of the current global credit crisis; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts: Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (778) 772-9636	Tel.: (403) 319-3591
email: mike_lovecchio@cpr.ca	email: investor@cpr.ca

3

CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$1,050.2	$1,124.4
Other	20.5	22.5

	1,070.7	1,146.9

Operating expenses

Compensation and benefits	340.9	328.3
Fuel	171.0	230.2
Materials	68.8	65.5
Equipment rents	53.7	45.9
Depreciation and amortization	132.4	119.9
Purchased services and other	164.5	159.1

	931.3	948.9

Revenues less operating expenses	139.4	198.0

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	—	11.0
Less:
Other charges (Note 5)	7.5	6.7
Loss in fair value of Canadian third party asset-backed commercial paper (Note 10)	—	21.3
Foreign exchange losses on long-term debt	0.2	16.3
Net interest expense (Note 6)	72.4	59.9

Income before income tax expense	59.3	104.8

Income tax (recovery) expense (Note 7)	(3.2)	14.1

Net income	$62.5	$90.7

Basic earnings per share (Note 8)	$0.39	$0.59

Diluted earnings per share (Note 8)	$0.39	$0.59

See notes to interim consolidated financial statements.

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$62.5	$90.7

Other comprehensive income

Unrealized foreign exchange gain (loss) on:

Translation of the net investment in U.S. subsidiaries	57.9	46.3

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment U.S. subsidiaries	(60.0)	(43.0)

Change in derivatives designated as cash flow hedges

Realized gain on cash flow hedges settled in the period	4.2	(3.0)

Decrease in unrealized holding gains on cash flow hedges	(0.2)	(5.7)

Realized gain on cash flow hedges settled in prior periods	(0.1)	(0.1)

Other comprehensive income (loss) before income taxes	1.8	(5.5)

Income tax recovery	6.5	8.0

Other comprehensive income	8.3	2.5

Comprehensive income	$70.8	$93.2

See notes to interim consolidated financial statements.

5

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents (Note 4)	$566.5	$117.6
Accounts receivable	569.3	647.4
Materials and supplies	191.8	215.8
Future income taxes	80.9	76.5
Other	86.2	65.7

	1,494.7	1,123.0

Investments (Note 10)	151.4	151.1
Net properties	12,714.6	12,576.3
Assets held for sale (Note 11)	79.0	39.6
Other assets	1,352.6	1,326.1
Goodwill and intangible assets	245.0	237.2

Total assets	$16,037.3	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$132.0	$150.1
Accounts payable and accrued liabilities	967.2	1,034.9
Income and other taxes payable	47.0	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	65.3	44.0

	1,253.1	1,309.3

Deferred liabilities	854.0	865.2
Long-term debt	4,785.0	4,685.8
Future income taxes	2,640.7	2,610.0

Shareholders’ equity
Share capital (Note 12)	1,718.2	1,220.8
Contributed surplus	35.1	40.2
Accumulated other comprehensive income	86.6	78.3
Retained income	4,664.6	4,643.7

	6,504.5	5,983.0

Total liabilities and shareholders’ equity	$16,037.3	$15,453.3

Commitments and contingencies (Note 17).

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See notes to interim consolidated financial statements.

6

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$62.5	$90.7
Add (deduct) items not affecting cash:
Depreciation and amortization	132.4	119.9
Future income taxes	(8.4)	(4.6)
Loss in fair value of Canadian third party asset-backed commercial paper (Note 10)	—	21.3
Foreign exchange losses on long-term debt	0.2	16.3
Amortization and accretion charges	3.3	2.5
Equity income, net of cash received	—	(9.4)
Restructuring and environmental remediation payments (Note 9)	(8.5)	(13.7)
Pension funding, net of expense	(21.1)	(12.2)
Other operating activities, net	8.6	(14.5)
Change in non-cash working capital balances related to operations	(11.8)	(37.7)

Cash provided by operating activities	157.2	158.6

Investing activities
Additions to properties	(138.0)	(127.4)
Additions to investments and other assets	—	(134.7)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	—	(6.3)
Net proceeds (costs) from disposal of transportation properties	0.9	(2.5)

Cash used in investing activities	(137.1)	(270.9)

Financing activities
Dividends paid	(38.0)	(34.5)
Issuance of CP Common Shares (Note 12)	495.8	12.2
Net decrease in short-term borrowing	(18.1)	(163.0)
Repayment of long-term debt	(13.3)	(10.6)

Cash provided by (used in) financing activities	426.4	(195.9)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	2.4	1.4

Cash position
Increase (decrease) in cash and cash equivalents	448.9	(306.8)
Cash and cash equivalents at beginning of period	117.6	378.1

Cash and cash equivalents at end of period	$566.5	$71.3

Cash and cash equivalents comprised of:
Cash	$7.7	$9.9
Short term investments	558.8	61.4

Cash and cash equivalents at end of period	$566.5	$71.3

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See notes to interim consolidated financial statements.

7

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	(in millions of dollars)
			Accumulated
	Share	Contributed	other	Retained
(unaudited)	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				$4,643.7
Net Income				62.5
Other comprehensive income (loss)			8.3
Dividends				(41.6)
Shares issued (Note 12)	488.9
Stock compensation (recovery) expense		(3.5)
Stock compensation related to shares issued under stock option plans	8.5	(1.6)

Balance at March 31, 2009	$1,718.2	$35.1	$86.6	$4,664.6

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				$4,179.9
Net Income				90.7
Other comprehensive income (loss)			2.5
Dividends				(38.0)
Stock compensation expense		4.5
Stock compensation related to shares issued under stock option plans	21.8	(8.4)

Balance at March 31, 2008	$1,210.4	$38.5	$42.1	$4,232.6

See notes to interim consolidated financial statements.

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, which replaces Section 3062, establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to a pre-operating period of a facility, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended March 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.2 million and a decrease to “Income tax expense” of $0.1 million. There was no impact on basic or diluted earnings per share.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
3	Future accounting changes

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602 These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 “Consolidated and Separate Financial Statement” (January 2008). This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, at which time Canadian public companies will have adopted either IFRS or, for certain public companies, U.S. GAAP, as permitted by Canadian securities regulations. As such, adoption of these standards by the Company is not expected unless they are early adopted. Early adoption is permitted, however, the early adoption of one of the three standards would require adoption of the other two standards. Should the Company engage in a business combination prior to 2011, consideration will be given to the potential impact of the early adoption of these standards.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, Securities and Exchange Commission registrants, such as CP, were to adopt U.S. GAAP on or before this date. At this time the impact on the Company’s future financial position and results of operations is not reasonably determinable. CP is currently assessing appropriate accounting policies under IFRS in comparison to U.S. GAAP. This assessment will determine whether CP adopts IFRS or U.S. GAAP. In addition, accounting system requirements are being developed for the adoption of either IFRS or U.S. GAAP.

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
4	Cash and cash equivalents

	March 31	December 31
(in millions)	2009	2008

Cash	$7.7	$11.3
Short term investments
Government guaranteed investments	481.6	—
Deposits with financial institutions	77.2	106.3

Total cash and cash equivalents	$566.5	$117.6

All cash is invested in accordance with Board approved policies which require minimum ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

5	Other charges

	For the three months
	ended March 31
(in millions)	2009	2008

Amortization of discount on restructuring accruals	$1.1	$0.2
Amortization of discount on worker’s compensation accrual	1.3	1.3
Other exchange losses	3.1	1.3
Charges on sale of accounts receivable	—	1.6
Finance operating costs & capital structure admin	2.0	2.3

Total other charges	$7.5	$6.7

6	Net interest expense

	For the three months
	ended March 31
(in millions)	2009	2008

Interest expense	$73.3	$64.7
Interest income	(0.9)	(4.8)

Total net interest expense	$72.4	$59.9

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
7	Income taxes

During the three months ended March 31, 2009, legislation was substantively enacted to reduce British Columbia provincial income tax rates. As a result of these changes, the Company recorded a $11.2 million benefit in future tax liability and income tax expense for the three months ended March 31, 2009, related to the revaluation of its future income tax balances as at December 31, 2008.

During the three months ended March 31, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $10.6 million benefit in future tax liability and income tax expense for the three months ended March 31, 2008, related to the revaluation of its future income tax balances as at December 31, 2007.

Cash taxes paid for the three months ended March 31, 2009, was $3.3 million (three months ended March 31, 2008 — cash taxes paid was $44.8 million).

8	Earnings per share

At March 31, 2009, the number of shares outstanding was 168.0 million (March 31, 2008 — 153.6 million) (see Note 12).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2009	2008

Weighted average shares outstanding	160.9	153.5
Dilutive effect of stock options	0.3	1.3

Weighted average diluted shares outstanding	161.2	154.8

(in dollars)
Basic earnings per share	$0.39	$0.59
Diluted earnings per share	$0.39	$0.59

During the three months ended March 31, 2009, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 3,393,217 (three months ended March 31, 2008 — 621,717).

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
9	Restructuring and environmental remediation

At March 31, 2009, the provision for restructuring and environmental remediation was $251.0 million (December 31, 2008 — $251.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$99.6	0.9	(6.9)	1.7	0.9	$96.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	100.1	0.9	(6.9)	1.7	0.9	96.7

Environmental remediation program	151.1	1.0	(1.6)	—	3.8	154.3

Total restructuring and environmental remediation liability	$251.2	1.9	(8.5)	1.7	4.7	$251.0

Three months ended March 31, 2008

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$129.2	—	(12.3)	1.1	0.9	$118.9

Other non-labour liabilities for exit plans	0.8	—	(0.2)	—	—	0.6

Total restructuring liability	130.0	—	(12.5)	1.1	0.9	119.5

Environmental remediation program	104.0	0.9	(1.2)	—	1.8	105.5

Total restructuring and environmental remediation liability	$234.0	0.9	(13.7)	1.1	2.7	$225.0

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10   Investments

	March 31	December 31
(in millions of Canadian dollars)	2009	2008

Other rail investments accounted for on an equity basis	$50.0	$48.4
Asset backed commercial paper	72.7	72.7
Other investments	28.7	30.0

Total investments	$151.4	$151.1

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota and Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E. Subsequent to October 30, 2008 the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $11.0 million during the three months ended March 31, 2008, and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”)

At March 31, 2009 the Company held replacement long-term floating rate notes issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result CP received the following new, replacement long-term floating rate notes with a total settlement value of $142.8 million, as follows:
•	$12.4 million Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes represented by traditional securitized assets. These long-term floating rate notes have expected repayments over approximately seven years;

•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10	Investments (continued)

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)
•	$12.2 million MAV 2 Ineligible Asset (“IA”) Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years.
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.2 million

•	Class 13: $2.6 million
The difference between the original cost of $143.6 million and the settlement value of $142.8 million is expected to be received as interest. While it was expected that certain notes, including MAV 3 class 9, MAV 2 Class A-1, MAV 2 Class A-2, MAV 2 Class 3 and MAV 2 Class 13, may receive a rating by DBRS no rating has, at this time, been given to these notes.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at March 31, 2009 and December 31, 2008, respectively are:

March 31, 2009
Probability weighted average interest rate	0.6%
Weighted average discount rate	8.2%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil
MAV 2 eligible asset notes: nil to 100%
MAV 2 ineligible asset notes: 25%

December 31, 2008
Probability weighted average interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10	Investments (continued)

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at March 31, 2009 (December 31, 2008 — $72.7 million). As the estimated fair value was unchanged during the quarter, no amounts were charged to income (first quarter 2008 — $21.3 million charge against income).

Sensitivity analysis is presented below for key assumptions:

	Change in fair value
(in millions)	of long- term floating rate notes
Interest rate
50 basis point increase	$2.7
50 basis point decrease	$0.7	(1)

Discount rate
50 basis point increase	$(2.4)
50 basis point decrease	$2.5

(1)	A decrease in interest rates of 50 basis points would result in certain notes earning negative interest. As a result, for those notes, a zero coupon rate has been assumed for sensitivity purposes.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

11	Assets held for sale

	March 31	December 31
(in millions)	2009	2008

Track and roadway	$12.9	$12.9
Land and building	21.6	21.6
Rolling stock	5.1	5.1
Joint venture assets (Note 17)	39.4	—

Total assets held for sale	$79.0	$39.6

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
12	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months
	ended March 31
(millions of shares)	2009	2008

Share capital, beginning of period	153.8	153.3

Shares issued under stock option plans	0.3	0.3

Shares issued	13.9	—

Share capital, end of period	168.0	153.6

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are $488.9 million).

13	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% Note matures in October 2011. During the three months ended March 31, 2009, the Company recorded a gain of $14.1 million (three months ended March 31, 2008 — $13.9 million) to “Foreign exchange (gain) loss on long-term debt” related to the currency forward. In addition, during the first quarter of 2009, CP unwound US$25 million of the US$400 million currency forward for total proceeds of $4.5 million which will be settled in the second quarter of 2009. At March 31, 2009, the unrealized gain on the remaining currency forward of $66.9 million (December 31, 2008 — $57.3 million) was included in “Other assets”.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of four types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits expense” by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. When stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits expense” on our Statement of Consolidated Income included a loss on these swaps of $10.7 million in the first quarter of 2009 (2008 — unrealized gain of $2.7 million). With the dramatic drop in share prices over the past quarters, the volatility associated with the ineffectiveness of the TRS increased, which resulted in higher compensation expenses. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million to be settled in the second quarter of 2009. This amount is included in “Accounts payable and accrued liabilities” at March 31, 2009. CP will continue to adjust the number of TRS units held to match more closely the underlying compensation programs. At March 31, 2009, the unrealized loss on the remaining TRS of $47.5 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
13	Financial instruments (continued)

Fuel price management

At March 31, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 135,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At March 31, 2009, the unrealized gain on these forward contracts was CAD$2.6 million (December 31, 2008 — CAD$3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At March 31, 2009, the Company had no remaining diesel swaps (December 31, 2008 — unrealized loss of CAD$4.5 million).

At March 31, 2009, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$4.6 million for the remainder of 2009 at exchange rates ranging from 1.2284 to 1.2306. At March 31, 2009, the unrealized gain on these forward contracts was CAD$0.1 million (December 31, 2008 — loss of CAD$0.1 million) and was recognized in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

For the three months ended March 31, 2009, “Fuel expense” was increased by $5.7 million as a result of realized losses arising from settled swaps. During the quarter, there were minimal losses realized on FX forward contracts. For the three months ended March 31, 2008, “Fuel expense” was reduced by $3.9 million as a result of realized gains of $4.6 million arising from settled swaps, partially offset by realized losses of $0.7 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 10.

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows at March 31, 2009:

	March 31,	December 31,
(in millions)	2009	2008

Up to date	$398.9	$394.8
Under 30 days past due	102.2	163.0
30-60 days past due	22.4	33.7
61-90 days past due	11.5	17.5
Over 91 days past due	24.6	29.7

	559.6	638.7
Non trade receivables	9.7	8.7

Total accounts receivable	$569.3	$647.4

18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
13	Financial instruments (continued)

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk can be taken from our financial assets values reported in the table reconciling the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories.

14	Stock-based compensation

In the first quarter of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

In the first quarter of 2009, the Company issued 401,380 Performance Share Units (“PSUs”). PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first quarter of 2009, the expense recognized for PSUs was $3.9 million.

The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,335,500	71.69
Exercised	(248,325)	27.92	(361,225)	33.66
Forfeited/cancelled	(149,225)	59.47	(26,275)	34.83

Outstanding, March 31	8,021,393	$48.77	7,929,108	$49.14

Options exercisable at March 31	5,121,843	$42.58	4,775,458	$38.18

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $5.4 million for options issued in the first quarter of 2009 (first quarter of 2008 — $14.0 million). The weighted average fair value assumptions were approximately:

19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
14	Stock-based compensation (continued)

	For the three months
	ended March 31
	2009	2008

Expected option life (years)	5.00	4.38
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the quarter	$7.24	$15.13

15	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended March 31, 2009, was $11.1 million (three months ended March 31, 2008 — $18.2 million).

16	Significant customer

During the first quarter of 2009, one customer comprised 8.7% of total revenue (first quarter of 2008 — 11.5%). At March 31, 2009, that same customer represented 4.8% of total accounts receivable (March 31, 2008 — 6.5%).

17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

On March 31, 2009, the Company entered into a transaction that is subject to regulatory approval and which sells, to its existing partner, a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”), reducing the Company’s ownership from 50% to 16.5%. The proceeds from this transaction will be $110 million plus contingent proceeds of $22 million based on achieving certain future freight volume through the tunnel. Upon regulatory approval, the Company will discontinue proportional consolidation and will account for its investment in the DRTP under the equity method of accounting effective April 1, 2009. The quantification of the gain on this transaction has not yet been finalized.

Capital commitments

At March 31, 2009, the Company had multi-year capital commitments of $711.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At March 31, 2009, minimum payments under operating leases were estimated at $1,072.9 million in aggregate, with annual payments in each of the next five years of: 2009 — $131.9 million; 2010 — $149.9 million; 2011 — $128.1 million; 2012 — $115.3 million; 2013 — $97.9 million.

20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
17	Commitments and contingencies (continued)

Guarantees

At March 31, 2009, the Company had residual value guarantees on operating lease commitments of $217.9 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2009, these accruals amounted to $7.1 million.

18	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest-coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
18	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding management targets currently in place:

(in millions)	Management targets	March 31, 2009	March 31, 2008

Long-term debt		$4,785.0	$4,267.6
Long-term debt maturing within one year		65.3	31.1
Short-term borrowing		132.0	66.7

Total debt(1)		$4,982.3	$4,365.4

Shareholders’ equity		$6,504.5	$5,523.6
Total debt		4,982.3	4,365.4

Total debt plus equity(1)		$11,486.8	$9,889.0

Revenues less operating expenses(2)		$993.8	$1,132.4
Less:
ABCP		(28.1)	(42.8)
Other charges		(23.5)	(31.5)
Plus:
Equity income in DM&E		40.3	23.3

EBIT(1)(2)		$982.5	$1,081.4

Total debt		$4,982.3	$4,365.4
Total debt plus equity		$11,486.8	$9,889.0

Total debt to total capitalization(1)	No more than 50.0%	43.4%	44.1%

EBIT		$982.5	$1,081.4
Interest expense		$273.6	$217.4

Interest-Coverage Ratio(1)(2)	No less than 4.0	3.6	5.0

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.
The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In the first quarter of 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention. The interest-coverage ratio has decreased during the twelve-month period ending March 31, 2009 due to a reduction in year-over-year earnings and an increase in interest expense associated with the debt assumed in the acquisition of the DM&E. The interest coverage ratio for the period is below the management target provided, however, the Company believes that this is a temporary result that is a consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as volumes recover.

In addition, CP issued 13,900,000 common shares generating proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

22

Summary of Rail Data (1)
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

	First Quarter
	2009	2008 (1) (2)	Fav/(Unfav)%

Financial (millions, except per share data)
Revenues
Freight revenue	$1,050.2	$1,124.4	$(74.2)	(6.6)
Other revenue	20.5	22.5	(2.0)	(8.9)

	1,070.7	1,146.9	(76.2)	(6.6)

Operating expenses
Compensation and benefits	340.9	328.3	(12.6)	(3.8)
Fuel	171.0	230.2	59.2	25.7
Materials	68.8	65.5	(3.3)	(5.0)
Equipment rents	53.7	45.9	(7.8)	(17.0)
Depreciation and amortization	132.4	119.9	(12.5)	(10.4)
Purchased services and other	164.5	159.1	(5.4)	(3.4)

	931.3	948.9	17.6	1.9

Revenues less operating expenses	139.4	198.0	(58.6)	(29.6)

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	11.0	(11.0)	(100.0)

Less:

Other charges	7.5	6.7	(0.8)	(11.9)
Loss in fair value of Canadian third party asset-backed commercial paper	—	21.3	21.3	100.0
Foreign exchange losses on long-term debt	0.2	16.3	16.1	98.8
Net interest expense	72.4	59.9	(12.5)	(20.9)

Income before income tax expense	59.3	104.8	(45.5)	(43.4)
Income tax (recovery) expense	(3.2)	14.1	17.3	122.7

Net income	$62.5	$90.7	$(28.2)	(31.1)

Basic earnings per share	$0.39	$0.59	$(0.20)	(33.9)

Diluted earnings per share	$0.39	$0.59	$(0.20)	(33.9)

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis after that date including the first quarter of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

23

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

	First Quarter
	2009	2008 (1) (2)	Fav/(Unfav)%

Financial (millions)

Net income	$62.5	$90.7	$(28.2)	(31.1)

Foreign exchange (gains) losses on long-term debt (FX on LTD)
FX on LTD	0.2	16.3	16.1	—
Income tax (recovery) expense on FX on LTD (3)	(8.6)	(5.7)	2.9	—

FX on LTD (net of tax)	(8.4)	10.6	19.0	—

Other specified items
Loss in fair value of Canadian third party asset-backed commercial paper (ABCP)	—	21.3	21.3	—
Income tax (recovery) expense on loss in fair value of ABCP	—	(6.3)	(6.3)	—

Loss in fair value of ABCP (net of tax)	—	15.0	15.0	—

Income before foreign exchange (gains) losses on long-term debt and other specified items (4)	$54.1	$116.3	$(62.2)	(53.5)

Earnings per share (EPS)
Diluted EPS, as determined by GAAP	$0.39	$0.59	$(0.20)	(33.9)
Diluted EPS, related to FX on LTD, net of tax (4)	(0.05)	0.06	(0.11)	(183.3)
Diluted EPS, related to other specified items, net of tax (4)	—	0.10	(0.10)	(100.0)

Diluted EPS, before FX on LTD and other specified items (4)	$0.34	$0.75	$(0.41)	(54.7)

Operating ratio (4) (5) (%)	87.0	82.7	(4.3)	—

Shares Outstanding

Weighted average number of shares outstanding (millions)	160.9	153.5	7.4	4.8
Weighted average number of diluted shares outstanding (millions)	161.2	154.8	6.4	4.1

Foreign Exchange

Average foreign exchange rate (US$/Canadian$)	0.807	1.007	(0.200)	(19.9)
Average foreign exchange rate (Canadian$/US$)	1.239	0.993	0.246	24.8

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis after that date including the first quarter of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

24

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008 (1)

	First Quarter
		2008 (1) (2) (3)
	2009	Pro forma	Fav/(Unfav)%

Financial (millions, except per share data)

Revenues
Freight revenue	$1,050.2	$1,202.2	$(152.0)	(12.6)
Other revenue	20.5	23.0	(2.5)	(10.9)

	1,070.7	1,225.2	(154.5)	(12.6)

Operating expenses
Compensation and benefits	340.9	348.1	7.2	2.1
Fuel	171.0	244.4	73.4	30.0
Materials	68.8	69.6	0.8	1.1
Equipment rents	53.7	49.5	(4.2)	(8.5)
Depreciation and amortization	132.4	130.2	(2.2)	(1.7)
Purchased services and other	164.5	167.5	3.0	1.8

	931.3	1,009.3	78.0	7.7

Operating income (3) (4)	139.4	215.9	(76.5)	(35.4)

Other charges	7.5	6.7	(0.8)	(11.9)
Net interest expense	72.4	59.3	(13.1)	(22.1)
Income tax expense before foreign exchange losses on long-term debt and other specified items (3)	5.4	33.6	28.2	83.9

Income before foreign exchange losses on long-term debt and other specified items (3)	$54.1	$116.3	$(62.2)	(53.5)

Operating ratio (3) (5) (%)	87.0	82.4	(4.6)	—

Diluted EPS, before FX on LTD and other specified items (3)	$0.34	$0.75	$(0.41)	(54.7)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

25

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only (1)

	First Quarter
		2008 (1) (2)
	2009	Pro forma	Fav/(Unfav)%

Commodity Data

Freight Revenues (millions)
- Grain	$285.7	$260.3	$25.4	9.8
- Coal	116.4	143.9	(27.5)	(19.1)
- Sulphur and fertilizers	74.5	133.1	(58.6)	(44.0)
- Forest products	44.6	60.8	(16.2)	(26.6)
- Industrial and consumer products	199.5	207.2	(7.7)	(3.7)
- Automotive	51.7	73.2	(21.5)	(29.4)
- Intermodal	277.8	323.7	(45.9)	(14.2)

Total Freight Revenues	$1,050.2	$1,202.2	$(152.0)	(12.6)

Millions of Revenue Ton-Miles (RTM)
- Grain	8,528	8,338	190	2.3
- Coal	3,832	5,182	(1,350)	(26.1)
- Sulphur and fertilizers	2,180	5,474	(3,294)	(60.2)
- Forest products	1,064	1,601	(537)	(33.5)
- Industrial and consumer products	4,350	5,300	(950)	(17.9)
- Automotive	363	551	(188)	(34.1)
- Intermodal	5,608	6,968	(1,360)	(19.5)

Total RTMs	25,925	33,414	(7,489)	(22.4)

Freight Revenue per RTM (cents)
- Grain	3.35	3.12	0.23	7.4
- Coal	3.04	2.78	0.26	9.4
- Sulphur and fertilizers	3.42	2.43	0.99	40.7
- Forest products	4.19	3.80	0.39	10.3
- Industrial and consumer products	4.59	3.91	0.68	17.4
- Automotive	14.24	13.28	0.96	7.2
- Intermodal	4.95	4.65	0.30	6.5

Freight Revenue per RTM	4.05	3.60	0.45	12.5

Carloads (thousands)
- Grain	111.5	114.8	(3.3)	(2.9)
- Coal	70.8	75.5	(4.7)	(6.2)
- Sulphur and fertilizers	24.9	53.2	(28.3)	(53.2)
- Forest products	17.5	26.2	(8.7)	(33.2)
- Industrial and consumer products	86.6	104.7	(18.1)	(17.3)
- Automotive	21.0	36.6	(15.6)	(42.6)
- Intermodal	244.0	296.7	(52.7)	(17.8)

Total Carloads	576.3	707.7	(131.4)	(18.6)

Freight Revenue per Carload
- Grain	$2,562	$2,267	$295	13.0
- Coal	1,644	1,906	(262)	(13.7)
- Sulphur and fertilizers	2,992	2,502	490	19.6
- Forest products	2,549	2,321	228	9.8
- Industrial and consumer products	2,304	1,979	325	16.4
- Automotive	2,462	2,000	462	23.1
- Intermodal	1,139	1,091	48	4.4

Freight Revenue per Carload	$1,822	$1,699	$123	7.2

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

26

Summary of Rail Data (Page 5)

	First Quarter
	2009	2008 (1) (2) (3)	Fav/(Unfav)%

Operations Performance

Pro forma Consolidated Data including DM&E (1)

Total operating expenses per GTM (cents) (4)	1.83	1.60	(0.23)	(14.4)

Freight gross ton-miles (GTM) (millions)	50,881	62,896	(12,015)	(19.1)
Train miles (000)	8,883	10,979	(2,096)	(19.1)

Average number of active employees — total	15,051	16,050	999	6.2
Average number of active employees — expense	14,384	15,256	872	5.7

Number of employees at end of period — total	14,970	16,305	1,335	8.2
Number of employees at end of period — expense	14,125	15,277	1,152	7.5

U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.34	1.30	(0.04)	(3.1)
U.S. gallons of locomotive fuel consumed — total (millions) (5)	67.7	81.3	13.6	16.7
Average fuel price (U.S. dollars per U.S. gallon)	2.04	3.02	0.98	32.5

Fluidity Data (excluding DM&E)

Average terminal dwell — AAR definition (hours)	23.2	24.1	0.9	3.7
Average train speed — AAR definition (mph)	25.0	23.4	1.6	6.8
Car miles per car day	139.6	138.3	1.3	0.9
Average daily active cars on-line (000)	48.8	57.2	8.4	14.7
Average daily active road locomotives on-line	833	1,021	188	18.4

Safety

FRA personal injuries per 200,000 employee-hours (CP only)	1.65	1.38	(0.27)	(19.6)
FRA train accidents per million train-miles (CP only)	1.71	2.37	0.66	27.8
FRA personal injuries per 200,000 employee-hours (DM&E only)	2.14	3.75	1.61	42.9
FRA train accidents per million train-miles (DM&E only)	6.77	7.31	0.54	7.4

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures attached to commentary.

(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

27

Canadian Pacific
Management’s Discussion and Analysis
for the three months ended March 31, 2009
Table of Contents

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	4
5.3 Operating Ratio	4
5.4 Impact of Foreign Exchange on Earnings	4

6.0 NON-GAAP EARNINGS	5

7.0 LINES OF BUSINESS	7

7.1 Volumes	7
7.2 Revenues	8
7.2.1 Freight Revenues	8
7.2.2 Other Revenues	9
7.2.3 Freight Revenue per Carload	9
7.2.4 Freight Revenues per Revenue Ton Mile	10

8.0 PERFORMANCE INDICATORS	10

8.1 Efficiency and Other Indicators	11
8.2 Safety Indicators	11

9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS	12

10.0 OTHER INCOME STATEMENT ITEMS	13

11.0 QUARTERLY FINANCIAL DATA	16

12.0 CHANGES IN ACCOUNTING POLICY	16

12.1 2009 Accounting Changes	16
12.2 Future Accounting Changes	17

13.0 LIQUIDITY AND CAPITAL RESOURCES	18

13.1 Operating Activities	18
13.2 Investing Activities	18
13.3 Financing Activities	18
13.4 Free Cash	19

14.0 BALANCE SHEET	20

15.0 FINANCIAL INSTRUMENTS	20

16.0 OFF-BALANCE SHEET ARRANGEMENTS	22

17.0 CONTRACTUAL COMMITMENTS	23

18.0 FUTURE TRENDS AND COMMITMENTS	23

19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	25

19.1 Teck Coal Limited	26
19.2 Liquidity	26
19.3 Regulatory Authorities	26
19.4 Labour Relations	27
19.5 Environmental Laws and Regulations	28
19.6 Financial Risks	29
19.7 General and Other Risks	30

20.0 CRITICAL ACCOUNTING ESTIMATES	30

21.0 SYSTEMS, PROCEDURES AND CONTROLS	31

22.0 FORWARD-LOOKING INFORMATION	31

23.0 GLOSSARY OF TERMS	33
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three months ended March 31, 2009. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 Non-GAAP Earnings of this MD&A.
April 23, 2009

In this MD&A, “our”, “us”, “we”, ”CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the first quarter of 2009 are against the results for the first quarter of 2008.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 15,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;
•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and
•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

4.0 FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS
For the three months ended March 31		2008
(in millions, except percentages and per-share data)	2009	As Reported	DM&E	Pro forma(1)(2)
Revenues	$1,070.7	$1,146.9	$78.3	$1,225.2
Operating income(2)(3)	139.4	198.0	17.9	215.9
Income, before FX on LTD and other specified items(2)(3)	54.1	116.3	—	116.3
Net income(3)	62.5	90.7	—	90.7

Basic earnings per share	0.39	0.59	—	0.59
Diluted earnings per share	0.39	0.59	—	0.59
Diluted earnings per share, before FX on LTD and other specified items(2)	0.34	0.75	—	0.75
Dividends declared per share	0.2475	0.2475	—	0.2475

Free cash(2)	(15.5)	(139.1)
Total assets at March 31(3)	16,037.3	13,375.2
Total long-term financial liabilities at March 31(3)(4)	4,918.4	4,314.1

Operating ratio	87.0%	82.7%	77.1%	82.4%

(1)	Pro forma basis redistributes Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) equity income to a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 13.4 Free Cash.

(3)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(4)	Excludes future taxes: $2,640.7 million and $1,698.3 million; and other non-financial deferred liabilities of $720.1 million and $643.9 million for the first quarters 2009 and 2008 respectively.
5.0 OPERATING RESULTS
CP’s results for the first quarter of 2009 are compared to the first quarter of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the Dakota, Minnesota and Eastern Railroad Corporation’s (“DM&E”) operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. Pro forma earnings have no standard meanings prescribed by GAAP and may not be comparable to similar measures of other companies (discussed further in Section 6.0 Non-GAAP Earnings).
5.1 Income
Operating income, a non-GAAP measure (discussed further in Section 6.0 Non-GAAP Measures) in the first quarter of 2009 was $139.4 million, down $58.6 million, or 29.6%, from $198.0 million. On a pro forma basis, operating income in the first quarter was down $76.5 million, or 35.4% from $215.9 million. The decrease in first-quarter 2009 operating income was primarily due to the global recession which resulted in lower traffic volumes.
This was partially offset by:
•	the favourable impact of foreign exchange (“FX”, discussed further in Section 23.0 Glossary of Terms) of approximately $31 million;
•	lower compensation and benefits;
•	the net effect of fuel price declines; and
•	lower casualty expense.
Net income for the three months ended March 31, 2009 was $62.5 million, down $28.2 million, or 31.1%, from $90.7 million. Net income decreased primarily due to lower operating income due to the global recession and an increase in net interest expense due to the unfavourable impact from the change in FX on US dollar-denominated interest expense. These decreases were partially offset by the decrease in income tax expense due to a lower effective tax rate (discussed further in Section 10.5 Income Taxes). 2008 net income was negatively impacted by the impairment of the fair value of our investment in Canadian Third Party Asset-backed Commercial Paper (“ABCP”, discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

5.2 Diluted Earnings per Share
Diluted EPS, which is defined in Section 23.0 Glossary of Terms, was $0.39 in the first quarter of 2009, a decrease of $0.20, or 33.9%. This decrease reflected both a lower net income due to a decrease in operating income and the issuance of common shares in the first quarter of 2009. This was partially offset by the reduction of the effective income tax expense rate (discussed further in Section 10.5 Income Taxes). Diluted EPS, before FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $0.34 in the first quarter of 2009, a decrease of $0.41, or 54.7%. This decrease was mainly due to lower income before FX on LTD and other specified items and an issue of common shares in the first quarter of 2009. Diluted EPS before FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.
5.3 Operating Ratio
Our operating ratio increased to 87.0% in the first quarter of 2009, compared with 82.7%. On a pro forma basis, operating ratio increased by 460 basis points from 82.4%. This increase was primarily due to lower volumes (discussed further in Section 7.0 Lines of Business) which was partially mitigated by lower variable expenses and strategies that also reduced fixed expenses. The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.
5.4 Impact of Foreign Exchange on Earnings
EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE

For the three months ended March 31	2009 vs.
(in millions, except foreign exchange rate)	2008 Pro forma(1)(2)
Average quarterly foreign exchange rates	$1.24 vs. $0.99

Freight revenues
Grain	$38.7
Coal	6.0
Sulphur and fertilizers	15.2
Forest products	11.4
Industrial and consumer products	40.7
Automotive	10.3
Intermodal	16.0
Other revenues	0.9

Favourable (unfavourable) effect	139.2

Operating expenses
Compensation and benefits	(21.1)
Fuel	(52.9)
Materials	(6.8)
Equipment rents	(10.1)
Depreciation and amortization	(6.1)
Purchased services and other	(11.1)

Favourable (unfavourable) effect	(108.1)

Favourable (unfavourable) effect on operating income(2)	31.1

Other expenses
Other charges	—
Net interest expense	(12.6)
Income tax expense, before FX on LTD and other specified items (2)	(4.1)

Favourable (unfavourable) effect on income, before FX on LTD and other specified items (2)	$14.4

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses are increased when the Canadian dollar weakens in relation to the US dollar.
The Canadian dollar weakened against the US dollar on average by approximately 25% during the first quarter of 2009, compared with the same period in 2008. The average FX rate for converting US dollars to Canadian dollars increased to $1.24 in first-quarter 2009 from $0.99 in first-quarter 2008. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $6 million. This change occurs because more revenue than expense is generated in US dollars. FX fluctuations increased operating income by approximately $31.1 million in first-quarter 2009, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses and other economic factors.

6.0 NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on Long-term Debt (“LTD”), which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program, and the investment in ABCP. The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in Section 13.4 Free Cash.
Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted diluted EPS, total debt to total capitalization, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a period comparable assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
CP’s results for the first quarter of 2009 are compared to the first quarter of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully integrated with CP’s operations.
Total debt to total capitalization and interest coverage ratio (discussed further in Sections 13.3.1 Total debt to total capitalization and 13.3.2 Interest coverage ratio) represent two of many metrics used in assessing the Company’s capital structure and debt servicing capabilities, and they do not have a comparable GAAP measure to which they can be reconciled. These ratios both provide indicators of our capital structure and debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. They also are leading indicators of our coverage position. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME	For the three months ended March 31
(reconciliation of non-GAAP earnings to GAAP earnings)		2008	2008	2008
(in millions, except diluted EPS)	2009	As reported(3)	DM&E	Pro forma(1)(2)
Revenues	$1,070.7	$1,146.9	$78.3	$1,225.2
Operating expenses	931.3	948.9	60.4	1,009.3

Operating income(2)	139.4	198.0	17.9	215.9

Other charges	7.5	6.7	—	6.7
Equity income in DM&E	—	11.0	(11.0)	—
Net interest expense	72.4	59.9	(0.6)	59.3
Income tax expense, before foreign exchange losses on LTD and other specified items(2)	5.4	26.1	7.5	33.6

Income, before FX on LTD and other specified items(2)	54.1	116.3	—	116.3

Foreign exchange (gains) losses on long-term debt
FX on LTD — (gains) losses	0.2	16.3	—	16.3
Income tax (recovery) expense on FX on LTD	(8.6)	(5.7)	—	(5.7)

FX on LTD, net of tax — (gains) losses	(8.4)	10.6	—	10.6
Other specified items
Loss in fair value of ABCP	—	21.3	—	21.3
Income tax (recovery) expense on loss in fair value of ABCP	—	(6.3)	—	(6.3)

Loss in fair value of ABCP, net of tax	—	15.0	—	15.0

Net income	$62.5	$90.7	—	$90.7

Diluted EPS, before FX on LTD and other specified items(2)	$0.34	$0.75	—	$0.75
Diluted EPS, related to FX on LTD, net of tax(2)	0.05	(0.06)	—	(0.06)
Diluted EPS, related to other specified items, net of tax(2)	—	(0.10)	—	(0.10)

Diluted EPS, as determined by GAAP	$0.39	$0.59	—	$0.59

(1)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(3)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At March 31, 2009, for every $0.01 the Canadian dollar weakens (or strengthens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX gain (or loss) of approximately $0.8 million, net of hedging. A large portion of our US dollar-denominated debt is designated as a hedge of our net investments in US subsidiaries.
On a pre-tax basis, we recorded FX losses on LTD of $0.2 million in the first quarter of 2009, as the Canadian dollar exchange rate weakened to $1.2613 relative to the US dollar, compared with $1.2180 on December 31, 2008. We recorded FX losses on LTD of $16.3 million before tax in first-quarter 2008, as the Canadian dollar exchange rate weakened to $1.0265 relative to the US dollar, compared with $0.9913 on December 31, 2007.
Income tax expense (or recovery) related to FX on LTD is discussed further in Section 10.5 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
There were no other specified items included in net income for the first quarter of 2009.

In the first quarter of 2008, there was one other specified item included in net income. We recorded a charge of $15.0 million after tax ($21.3 million before tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).
7.0 LINES OF BUSINESS
7.1 Volumes

VOLUMES		2008	2008	2008
For the three months ended March 31	2009	As Reported	DM&E	Pro forma(1)(2)
Carloads (in thousands)
Grain	111.5	92.3	22.5	114.8
Coal	70.8	64.8	10.7	75.5
Sulphur and fertilizers	24.9	52.3	0.9	53.2
Forest products	17.5	24.5	1.7	26.2
Industrial and consumer products	86.6	80.9	23.8	104.7
Automotive	21.0	36.3	0.3	36.6
Intermodal	244.0	296.7	—	296.7

Total carloads	576.3	647.8	59.9	707.7

Revenue ton-miles (in millions)
Grain	8,528	7,498	840	8,338
Coal	3,832	5,086	96	5,182
Sulphur and fertilizers	2,180	5,430	44	5,474
Forest products	1,064	1,525	76	1,601
Industrial and consumer products	4,350	4,487	813	5,300
Automotive	363	548	3	551
Intermodal	5,608	6,968	—	6,968

Total revenue ton-miles	25,925	31,542	1,872	33,414

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the first quarter of 2009, as measured by total carloads, decreased by 131,400 units, or 19% compared to pro forma 2008, and RTMs decreased by approximately 7.5 billion, or 22%, compared to pro forma 2008.
These decreases in carloads and RTMs in the first-quarter of 2009 were driven by the global recession which resulted in soft market conditions and reduced customer demand resulting in lower shipments across all lines of business.
The decreases in RTMs were partially offset by an increase in overall grain traffic, primarily due to strong demand for Canadian grain exports.
Within Coal and Sulphur and fertilizers there is a larger decline of RTMs than in carloads. This variance is mainly due to the change in mix impacting average revenue per carload and length of haul.

7.2 Revenues
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 8.7% and 11.5% of total revenues for the three months ended March 31, 2009 and March 31, 2008, respectively. The same customer comprised 4.8% and 6.5% of total accounts receivable at March 31, 2009 and March 31, 2008, respectively.

REVENUES					Variance to
For the three months ended March 31		2008	2008	2008	pro forma(1)(2)
(in millions)	2009	As reported	DM&E	Pro forma(1)(2)%
Grain	$285.7	$232.4	$27.9	$260.3	9.8
Coal	116.4	140.1	3.8	143.9	(19.1)
Sulphur and fertilizers	74.5	130.7	2.4	133.1	(44.0)
Forest products	44.6	58.0	2.8	60.8	(26.6)
Industrial and consumer products	199.5	167.4	39.8	207.2	(3.7)
Automotive	51.7	72.1	1.1	73.2	(29.4)
Intermodal	277.8	323.7	—	323.7	(14.2)

Total freight revenues	1,050.2	1,124.4	77.8	1,202.2	(12.6)

Other revenues	20.5	22.5	0.5	23.0	(10.9)

Total revenues	$1,070.7	$1,146.9	$78.3	$1,225.2	(12.6)

(1)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. On a reported basis, freight revenues were $1,050.2 million in the first quarter of 2009, a decrease of $74.2 million, or 6.6% from $1,124.4 million. The revenue table describes freight revenue with variances inclusive of DM&E revenues including a pro forma view of 2008. On a pro forma basis, freight revenues decreased by $152.0 million, or 12.6% from $1,202.2 million. This decrease was driven primarily by volume declines of 19%, a decline in freight revenues due to fuel price changes of approximately 6% and continued strong pricing which was partially offset by a negative mix impact for a net increase of 1%. The decrease was further offset by the favourable impact of the change in foreign exchange of approximately $138 million or 11%. Revenue variances below (Sections 7.2.1.1 to 7.2.4) are compared to pro forma 2008 figures.
7.2.1.1 Fuel Cost Recovery Program
An increase in fuel prices or supply disruptions may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help offset the financial impact of rising fuel prices. In January 2009 CP began to implement a more responsive fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure.
7.2.1.2 Grain
Grain revenues for the first quarter of 2009 were $285.7 million, an increase of $25.4 million, or 9.8%, from $260.3 million. This increase was primarily due to the favourable impact of the change in FX of approximately $39 million, an increase in Canadian grain export shipments supported by a strong Canadian Wheat Board export program and an increase in freight rates. Freight rates were partially offset by the Canadian Transportation Agency’s (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movements of regulated grain under the Canadian Transportation Act (“CTA”). The overall revenue increase was partially offset by lower US grain shipments due to farmers holding inventory, a shift in year-over-year sourcing patterns for western Canadian feed markets and lower fuel surcharge revenues due to the change in fuel price.
7.2.1.3 Coal
Coal revenues for the first quarter of 2009 were $116.4 million, a decrease of $27.5 million, or 19.1%, from $143.9 million. This decrease was due to reduced market demand for metallurgical coal due to reduced steel production and lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by an increase of new short haul US coal traffic and the favourable impact of the change in FX of approximately $6 million.
7.2.1.4 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the first quarter of 2009 were $74.5 million, a decrease of $58.6 million, or 44.0%, from $133.1 million. The decrease was primarily due to a significant decline in potash volumes as both North American farmers and global buyers have deferred purchases for this nutrient. Also contributing is lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by the favourable impact of the change in FX of approximately $15 million.

7.2.1.5 Forest Products
Forest products revenues for the first quarter of 2009 were $44.6 million, a decrease of $16.2 million, or 26.6%, from $60.8 million. The decrease was primarily due to continued soft demand for lumber, panel & pulp products, continued mill shutdowns, production curtailments as a result of the global recession and a lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by the favourable impact of the change in FX of approximately $11 million and increased freight rates.
7.2.1.6 Industrial and Consumer Products
Industrial and consumer products revenues for the first quarter of 2009 were $199.5 million, a decrease of $7.7 million, or 3.7%, from $207.2 million. This decrease was primarily due to reduced overall volumes primarily in steel, construction and bentonite clay due to the North American recession and a lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by the favourable impact of the change in FX of approximately $41 million and increased freight rates.
7.2.1.7 Automotive
Automotive revenues for the first quarter of 2009 were $51.7 million, a decrease of $21.5 million, or 29.4%, from $73.2 million. This decrease was primarily due a significant reduction of auto sales resulting in extended plant shutdowns and reduced shipments of finished vehicles in the first quarter and a lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by the favourable impact of the change in FX of approximately $10 million and increased freight rates.
7.2.1.8 Intermodal
Intermodal revenues for the first quarter of 2009 were $277.8 million, a decrease of $45.9 million, or 14.2%, from $323.7 million. This decrease was primarily due to the global recession which reduced import and export as well as domestic intermodal container shipments and a lower fuel surcharge revenues due to the change in fuel price. The decrease was partially offset by the favourable impact of the change in FX of approximately $16 million and increased freight rates.
7.2.2 Other Revenues
Other revenues for the first quarter of 2009 were $20.5 million, a decrease of $2.5 million, or 10.9% from $23.0 million for the first quarter of 2008. The decrease in other revenues in first quarter 2009 reflects the timing of land sales and lower partnership revenues, partially offset by favourable FX of approximately $1 million.
7.2.3 Freight Revenue per Carload

FREIGHT REVENUE PER CARLOAD				Variance to
For the three months ended		2008	2008	pro forma(1)(2)
March 31($)	2009	As Reported	Pro forma(1)(2)%
Freight revenue per carload	$1,822	$1,736	$1,699	7.2

Grain	2,562	2,518	2,267	13.0
Coal	1,644	2,162	1,906	(13.7)
Sulphur and fertilizers	2,992	2,499	2,502	19.6
Forest products	2,549	2,367	2,321	9.8
Industrial and consumer products	2,304	2,069	1,979	16.4
Automotive	2,462	1,986	2,000	23.1
Intermodal	$1,139	$1,091	$1,091	4.4

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Total freight revenue per carload in the first quarter of 2009 generally increased due to favourable changes in foreign exchange and higher freight rates. This was partially offset by lower fuel surcharge revenues and a mix impact caused a reduction in average length per haul.
Coal average revenue per car decreased in the quarter due to the addition of approximately 9,900 carloads of new short-haul thermal coal loads in the US. Sulphur and fertilizers average revenue per car increased in the quarter due to a reduction in lower revenue per car business.

7.2.4 Freight Revenues per Revenue Ton Mile

FREIGHT REVENUE PER REVENUE TON MILE				Variance to
For the three months ended March 31		2008	2008	pro forma(1)(2)
(cents)	2009	As reported	Pro forma(1)(2)%
Grain	$3.35	$3.10	$3.12	7.4
Coal	3.04	2.75	2.78	9.4
Sulphur and fertilizers	3.42	2.41	2.43	40.7
Forest products	4.19	3.80	3.80	10.3
Industrial and consumer products	4.59	3.73	3.91	17.4
Automotive	14.24	13.16	13.28	7.2
Intermodal	4.95	4.65	4.65	6.5

Freight Revenue per RTM	$4.05	$3.56	$3.60	12.5

(1)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Freight revenue per RTM in the first quarter of 2009 increased 12.5% compared with pro forma March 31, 2008. This was due to a favourable impact of the change in FX, higher freight rates and a mix impact of a shorter average length of haul, which was offset by lower fuel surcharge revenues.
8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23.0 Glossary of Terms.

PERFORMANCE INDICATORS(1)			2008
For the three months ended March 31	2009	2008	Pro forma(2)(3)
Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	50,881	59,861	62,896
Train miles (thousands)	8,883	10,509	10,979
US gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.34	1.28	1.30
Number of active employees — at end of period — total	14,970	15,312	16,305
CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	139.6	138.3
Average train speed (miles per hour)	25.0	23.4
Average terminal dwell (hours)	23.2	24.1
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.65	1.38
FRA train accidents per million train-miles	1.71	2.37
DM&E data only
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.14	3.75
FRA train accidents per million train-miles	6.77	7.31

(1)	Certain comparative period figures have been updated to reflect new information.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the first quarter 2008.

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

8.1 Efficiency and Other Indicators
GTMs decreased 19.1% in the first quarter of 2009 on a pro forma basis. This was mainly due to a decrease in traffic for all lines of business excluding grain due to the global recession. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Train miles decreased 19.1% in the first quarter of 2009 on a pro forma basis. The decrease was due to a reduction in train starts from the consolidation of trains, running more productive trains in scheduled and bulk services, and less starts from reduced volumes.
Car miles per car day improved by 0.9% in first-quarter 2009, mainly due to productivity gains in the covered hopper and the intermodal fleets and the storage of surplus cars. This improvement was partially offset by overall slower velocity in the merchandise fleets.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 3.1% in first-quarter 2009. This increase was primarily due to a greater decrease in bulk volumes, which generally have greater fuel efficiency over other lines of business. The increase was partially offset by on-going fuel-conservation programs.
Average terminal dwell, the average time a freight car resides in a terminal, decreased 3.7% in the first quarter of 2009. This decrease was primarily due to aggressive storage of surplus cars which increased fluidity.
Average train speed increased 6.8% in the first quarter of 2009. This improvement was driven by the reduced need for trains to pull onto sidings in order to allow another train to pass, faster run times and average weather conditions compared to 2008.
The total number of active employees at March 31, 2009 decreased by 1,335 or 8.2%, compared with March 31, 2008. This decrease was primarily due to temporary employee layoffs and position reductions made in response to the steep declines in traffic volumes that have accompanied the global recession.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP only was 1.65 for the first quarter of 2009, compared with 1.38. The FRA train accident rate for CP only for the first quarter of 2009 was 1.71 accidents per million train-miles, compared with 2.37. We continue to be the industry leader in train operations safety.
The FRA personal injury rate per 200,000 employee-hours for the DM&E only was 2.14 compared with 3.75 in the first quarter of 2008. The FRA train accident rate for the DM&E only was 6.77 for the first quarter of 2009 compared with 7.31 in the first quarter of 2008. A strong safety focus by the management team on the DM&E has driven an improvement in FRA personal injury and train accident frequencies.

9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

OPERATING EXPENSES, BEFORE
OTHER SPECIFIED ITEMS(1)		2008				Variance to
For the three months ended March 31		As	2008	2008	Variance to	pro forma(1)(2)
(in millions)	2009	reported(3)	DM&E	Pro forma(1)(2)	pro forma(1)(2)%
Compensation and benefits	$340.9	$328.3	$19.8	$348.1	$(7.2)	(2.1)
Fuel	171.0	230.2	14.2	244.4	(73.4)	(30.0)
Materials	68.8	65.5	4.1	69.6	(0.8)	(1.1)
Equipment rents	53.7	45.9	3.6	49.5	4.2	8.5
Depreciation and amortization	132.4	119.9	10.3	130.2	2.2	1.7
Purchased services and other	164.5	159.1	8.4	167.5	(3.0)	(1.8)

Total	$931.3	$948.9	$60.4	$1,009.3	$(78.0)	(7.7)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first quarter 2008.

(3)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).
On a reported basis, Operating expenses, before other specified items, were $931.3 million for the first quarter of 2009, a decrease of $17.6 million, or 1.9%, from $948.9 million. On a pro forma basis, Operating expenses, before other specified items, decreased by $78.0, or 7.7%, from $1,009.3 million.
Operating expenses for the first quarter of 2009 on a pro forma basis decreased primarily due to:
•	decreased volumes as measured by GTMs and RTMs;

•	lower fuel prices driven by lower West Texas Intermediate (“WTI”) prices; and

•	lower weather-related and casualty costs.
These decreases in operating expenses were partially offset by the unfavourable impact of the change in FX of approximately $108 million.
The following sections 9.1 to 9.6 discuss operating expense variances including DM&E on a pro forma basis as described in the table above.
9.1 Compensation and Benefits
Compensation and benefits expense was $340.9 million in the first quarter of 2009, a decrease of $7.2 million, or 2.1%, from $348.1 million on a pro forma basis. This decrease was mostly due to reductions in labour expenses achieved through layoffs and employment reductions due to the global recession, lower pension expense due to a revised discount rate, reduced overtime worked and a decrease in incentive compensation, net of losses on Total Return Swaps (discussed further in Section 15.4.1 Total Return Swaps). This decrease was largely offset by the unfavourable impact of the change in FX of approximately $21 million, as well as by inflation.
9.2 Fuel
Fuel expense was $171.0 million in the first quarter of 2009, a decrease of $73.4 million, or 30.0%, from $244.4 million on a pro forma basis. This decrease was primarily due to lower WTI prices and volumes. This decrease was partially offset by the unfavourable impact of the change in FX of approximately $53 million, the utilization of inventory purchased throughout 2008 at higher prices in preparation for winter operations, hedging losses and higher consumption rates. Fuel price reductions are also reflected in our fuel cost recovery program and result in reduced fuel surcharge revenues.
9.3 Materials
Materials expense was $68.8 million in first-quarter 2009, a decrease of $0.8 million, or 1.1%, from $69.6 million on a pro forma basis. This decrease was mainly due to reduced freight car and locomotive maintenance expenses as a result of lower volumes, decreased vehicle and other fuel costs, and reduced mishap costs. This decrease was partially offset by the unfavourable impact of the change in FX of approximately $7 million.
9.4 Equipment Rents
Equipment rents expense was $53.7 million in the first quarter of 2009, an increase of $4.2 million, or 8.5%, from $49.5 million on a pro forma basis. This increase was driven by the unfavourable impact of the change in FX of approximately $10 million. Excluding the impact of FX, equipment rents decreased by $5.9 million or 11.7%. These decreases were mainly due to lower volumes which resulted in a reduction in active cars online. This decline was achieved through the turn back of leased equipment which reduced freight car leasing costs and a reduction in car hire payment, this was partially offset by lower off-line volumes that decreased car hire receipts.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $132.4 million in the first quarter of 2009, an increase of $2.2 million, or 1.7%, from $130.2 million on a pro forma basis. This increase was primarily due to an unfavourable effect of FX of approximately $6 million, partially offset by lower depreciation rates on locomotives.
9.6 Purchased Services and Other
Purchased services and other expense was $164.5 million in first-quarter 2009, a decrease of $3.0 million, or 1.8%, from $167.5 million as restated (discussed further in Section 12.1.1 Goodwill and intangible assets) and on a pro forma basis. This decrease reflects the unfavourable impact of the change in FX of approximately $11 million, reduced casualty expense and lower volumes. Cost management strategies resulted in lower consulting and travel expenses.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Other Charges
Other charges were $7.5 million in the first quarter of 2009, relatively unchanged compared to $6.7 million.
10.2 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Equity income in DM&E was nil in the first quarter of 2009, compared to $11.0 million. The inclusion of the equity earnings of DM&E ended on October 30, 2008 upon STB approval; DM&E is now fully consolidated with CP.
10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper
At March 31, 2009 the Company held replacement long-term floating rate notes issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.
On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result CP received the following new, replacement long-term floating rate notes with a total settlement value of $142.8 million, as follows:
•	$12.4 million Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes represented by traditional securitized assets. These long-term floating rate notes have expected repayments over approximately seven years;

•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million
•	$12.2 million MAV 2 Ineligible Asset (“IA”) Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years.
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.2 million

•	Class 13: $2.6 million
The difference between the original cost of $143.6 million and the settlement value of $142.8 million is expected to be received as interest. While it was expected that certain notes, including MAV 3 class 9, MAV 2 Class A-1, MAV 2 Class A-2, MAV 2 Class 3 and MAV 2 Class 13, may receive a rating by DBRS no rating has, at this time, been given to these notes.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at March 31, 2009 and December 31, 2008, respectively are:

March 31, 2009
Probability weighted average interest rate	0.6%
Weighted average discount rate	8.2%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil MAV 2 eligible asset notes: nil to 100% MAV 2 ineligible asset notes: 25%

December 31, 2008
Probability weighted average interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated(1): nil to 25% Notes not expected to be rated(2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.
The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at March 31, 2009 (December 31, 2008 — $72.7 million). As the estimated fair value was unchanged during the quarter no amounts were charged to income (first quarter 2008 — $21.3 million charge against income).

Sensitivity analysis is presented below for key assumptions:

	Change in fair value of
	long-term floating
(in millions)	rate notes
Interest rate
50 basis point increase	$2.7
50 basis point decrease	$0.7	(1)

Discount rate
50 basis point increase	$(2.4)
50 basis point decrease	$2.5

(1)	A decrease in interest rates of 50 basis points would result in certain notes earning negative interest. As a result, for those notes, a zero coupon rate has been assumed for sensitivity purposes.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
10.4 Net Interest Expense
Net interest expense was $72.4 million in the first quarter of 2009, an increase of $12.5 million from $59.9 million. This increase was primarily due to the unfavourable impact from the change in FX on US dollar-denominated interest expense and lower interest income due to lower rates on deposits. This increase was partially offset by increased capitalization of interest for long-term projects, reduced rates on variable debt and lower US dollar-denominated debt.
10.5 Income Taxes
Income tax recovery was $3.2 million in the first quarter of 2009, a decrease of $17.3 million from income tax expense in Q1 2008 of $14.1 million. This decrease was mainly due to lower earnings and a one-time future income tax benefit of $11.2 million recorded in the first quarter of 2009 resulting from a tax rate change implemented by the British Columbia provincial government. Similarly in 2008 the Company had a one-time future income tax benefit also from the British Columbia provincial government of $10.6 million.
The effective income tax rate for first-quarter 2009 resulted in a tax benefit of 5.4%, compared with a tax rate of 13.5% for first-quarter 2008. This rate reflects a provincial rate reduction as well as the favourable tax impact of foreign exchange on long-term debt. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income, and other specified items) for first-quarter 2009 was 9.2%, compared with 19.9% for first-quarter 2008. In addition to the provincial rate reduction, the change in the normalized tax rate was primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2009 income tax rate of between 26% and 28%. The 2009 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 20.0 Business Risks and Enterprise Risk Management and Section 20.4 Future Income Taxes). We expect to have an increase in our cash tax payments in future years.
As part of a consolidated financing strategy, CP structures its US dollar-denominated long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in US subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.

11.0 QUARTERLY FINANCIAL DATA

QUARTERLY FINANCIAL DATA as reported
For the quarter ended	2009	2008(2)				2007(2)
(in millions, except per share)	Mar. 31(1)	Dec. 31(1)	Sept. 30	Jun.30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	$1,070.7	$1,299.7	$1,264.7	$1,220.3	$1,146.9	$1,188.3	$1,187.9	$1,215.5
Operating income(3)	139.4	303.7	299.8	250.9	198.0	305.5	321.4	307.5
Net income	62.5	199.9	170.7	154.7	90.7	342.3	218.4	256.6
Income, before FX on LTD and other specified items(3)	54.1	177.6	184.4	150.2	116.3	185.1	190.1	174.7
Basic earnings per share	$0.39	$1.30	$1.11	$1.01	$0.59	$2.23	$1.43	$1.66
Diluted earnings per share	0.39	1.29	1.10	1.00	0.59	2.21	1.41	1.64
Diluted earnings per share, before FX on LTD and other specified items(3)	0.34	1.15	1.19	0.97	0.75	1.20	1.23	1.12

(1)	Data provided is as reported, DM&E figures are included on a consolidated basis beginning October 30, 2008.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.
11.1 Quarterly Trends
Fluctuations in trends caused by the global recession has and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that fluctuations due to the global recession will continue for most of 2009, the timing of a return to this sensitivity and trends will depend on the recovery of the economy and our customers.
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. The seasonality of volumes and revenues may also be impacted by extraordinary declines being experienced in manufacturing production and consumer spending in North America and globally, including potential adverse impact of the current global economic recession. Operating income (discussed further in Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
12.0 CHANGES IN ACCOUNTING POLICY
12.1 2009 Accounting Changes
12.1.1 Goodwill and intangible assets
In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standard for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to a pre-operating period as expenses, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $6.0 million at January 1, 2006, an increase to “Purchased services and other” expense of $5.0 million in 2008 (2007 — $0.8 million, 2006 — $1.3 million), a decrease to “Income tax expense” of $2.0 million in 2008 (2007 — $0.3 million, 2006 — $0.4 million) and a reduction to basic and diluted earnings per share of $0.02 per share in 2008.
For the first quarter of 2009, the adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008, an increase to “Purchased services and other” expense of $0.2 million and a decrease to “Income tax expense” of $0.1 million in the three months ended March 31, 2008. There was no impact on basic or diluted earnings per share.

12.1.2 Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009, the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.
This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This abstract did not impact the Company’s financial statements.
12.2 Future Accounting Changes
12.2.1 Business Combinations, consolidated financial statements and non-controlling interests
In January 2009, CICA issued three new standards.
Business combinations, Section 1582
This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.
Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602
These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 “Consolidated and Separate Financial Statement” (January 2008). This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.
All three standards are effective January 1, 2011, at which time Canadian public companies will have either adopted IFRS or, for certain public companies, US GAAP, as permitted by Canadian securities regulations. As such, adoption of these standards by the Company is not expected unless they are early adopted. Early adoption is permitted, however, the early adoption of one of the three standards would require adoption of the other two standards. Should the Company engage in a business combination prior to 2011 a consideration will be given to the potential impact of the early adoption of these new standards.
12.2.2 International Financial Reporting Standards (IFRS)
On February 13, 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants confirmed that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective January 1, 2011. In June 2008, the Canadian Securities Administrators (“CSA”) proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option, currently available to them, to prepare their financial statements under US GAAP instead of IFRS. In November 2008, the SEC published for comment a proposed roadmap that could result in US issuers being required to adopt IFRS, on a phased in approach based on market capitalization, starting in 2014.
We commenced our GAAP conversion project in 2008 and established a formal project governance structure. This structure includes a steering committee consisting of senior levels of management from finance, information technology and investor relations, among others. There has been, and will continue to be, regular reporting to senior executive management and to the Audit, Finance and Risk Management Committee of our Board of Directors. We also engaged an external expert advisor.
Our project consists of four phases: diagnostic; planning; design and development; and implementation. We have completed the diagnostic phase which involved a high level review of the major differences between current Canadian GAAP, US GAAP and IFRS.
We are continuing to assess IFRS accounting policies, including those that provide policy options, in comparison with our accounting policies under US GAAP. We are also developing the approach to be taken to embed the change in GAAP in our accounting processes and systems. In addition, cross-functional work teams are also developing the accounting system change requirements that will be implemented on adoption of either IFRS or US GAAP.
We are closely monitoring regulatory developments made by the CSA and the SEC and developments in accounting made by the AcSB, FASB and the IASB that may affect the timing, nature or disclosure of our adoption of IFRS or US GAAP. Assessment of these developments together with our assessment of the impact on our financial statements of changes in accounting policies will determine whether CP adopts IFRS or US GAAP as the basis of its future public financial reporting.

13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17.0 Contractual Commitments and Section 18.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 19.2 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $157.2 million in the first quarter of 2009, a decrease of $1.4 million from $158.6 million in the same period of 2008. This decrease was mainly due to lower earnings largely offset by favourable changes in non-cash working capital balances.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
13.2 Investing Activities
Cash used in investing activities was $137.1 million in the first quarter of 2009, a decrease of $133.8 million from $270.9 million in the same period of 2008. This decrease was due to the acquisition of assets which were purchased in anticipation of a sales leaseback arrangement in the first quarter of 2008, where the sale and leaseback was completed by the fourth quarter 2008. No assets were acquired for sale and leaseback in the first quarter of 2009.
Additions to properties (“capital investment”) in 2009 are expected to be in the range of $720 million to $740 million which is a reduction of approximately $270 million when compared with the combined CP and DM&E cash capital investment for the full year in 2008. This outlook assumes an average currency exchange rate of $1.25 per US dollar. CP has revised its 2009 Capital spending plans to keep pace with the present economic conditions and commensurate year-over-year volume downturn. Compared to the previous year, CP has reduced spending in discretionary information technology investments, postponed planned increases of capacity through upgraded track and signalling systems, reduced planned spending in both locomotive overhauls and freight car fleet modifications and capacity upgrades of its commercial facilities. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 19.0 Business Risks and Enterprise Risk Management for a discussion of these assumptions and other factors affecting our expectations for 2009).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt and equity. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
13.3 Financing Activities
Cash provided by financing activities was $426.4 million in the first quarter of 2009, an increase of $622.3 million from cash used of $195.9 million in the same period of 2008. This increase was primarily due to net proceeds of approximately $489 million from CP’s equity issue (discussed further in section 18.1.1 Issuance of common shares) in the first quarter of 2009 and the use of available cash to largely repay short-term borrowings in the first quarter of 2008.
CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term note prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale.
In October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement to provide bridge financing specifically to fund the acquisition of DM&E. On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to close the acquisition of DM&E. The majority of the bridge was permanently refinanced during the second quarter of 2008 with the balance repaid by the end of 2008.
We also have available, as sources of financing, unused credit facilities of up to $622 million.
13.3.1 Total debt to total capitalization
In the first quarter of 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention.
At March 31, 2009, our total debt to total capitalization (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 43.4%, compared with 44.1% at March 31, 2008. This decrease in 2009 was primarily due to:

•	the proceeds raised from CP’s equity issue (discussed further in Section 18.1.1 Issuance of common shares);

•	an increase in equity driven by earnings; and

•	the net repayment of long-term debt.
Despite a year over year net repayment, reported long-term debt increased due to the impact of the weakening of the Canadian dollar on March 31, 2009, compared with March 31, 2008.
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest coverage ratio
At March 31, 2009, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 3.6, compared with 5.0 at March 31, 2008. This decrease was primarily due to lower earnings and a higher net interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 13.3 Financing Activities). The interest coverage ratio for the for the period is below the management target provided however, the Company believes this is a temporary result that is a consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as volumes recover. Further, the Company remains in compliance with all external financial covenants.
Interest coverage ratio is measured, on a rolling twelve-month basis, as earnings before interest and taxes (“EBIT”) divided by net interest expense. EBIT is a non-GAAP measure that is calculated as operating income, before other specified items less the sum of the before-tax change in estimated fair value of our investment in ABCP and other charges plus equity income in DM&E.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook. Our ratings have remained unchanged during the quarter.
13.4 Free Cash

CALCULATION OF FREE CASH(1)
(reconciliation of free cash to GAAP cash position)
For the three months ended March 31(in millions)	2009	2008
Cash provided by operating activities	$157.2	$158.6
Cash used in investing activities	(137.1)	(270.9)
Dividends paid	(38.0)	(34.5)
Add back acquisition of DM&E(2)	—	6.3
Foreign exchange effect on cash(3)	2.4	1.4

Free cash(1)	(15.5)	(139.1)

Cash provided by (used in) financing activities, excluding dividend payment	464.4	(161.4)
Acquisition of DM&E(2)	—	(6.3)

Increase / (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	448.9	(306.8)

Net cash at beginning of period	117.6	378.1

Net cash at end of period	$566.5	$71.3

(1)	Free cash has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0 Non-GAAP Earnings.

(2)	The acquisition of DM&E as discussed in the 2008 Annual Report, Section 18.0 Acquisition.

(3)	Certain figures, previously reported have been reclassified to conform with the basis of presentation adopted in the current year.
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program (discussed further in Section 16.1 Sale of Accounts Receivable), and the investment in ABCP. Free cash is adjusted for the DM&E acquisition and the investment in ABCP, as these are not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
There was negative free cash of $15.5 million in the first quarter of 2009, compared with negative free cash of $139.1 million in the same period of 2008. This increase in free cash was primarily due to the acquisition of assets held for sale in the first quarter of 2008, which were subsequently sold and leased back during the fourth quarter of 2008. There were no assets purchased for sale and leaseback in the first quarter of 2009.

14.0 BALANCE SHEET
14.1 Assets
Assets totalled $16,037.3 million at March 31, 2009, compared with $15,453.3 million at December 31, 2008. This increase in assets in first-quarter 2009 was mainly due to an increase in cash provided by the issuance of common shares in February (discussed further in Section 18.1.1 Issuance of common shares) and capital expenditures in the first quarter of 2009. This was partially offset by a decrease in accounts receivable and materials and supplies.
14.2 Total Liabilities
Our combined short-term and long-term liabilities were $9,532.8 million at March 31, 2009, compared with $9,470.3 million at December 31, 2008. This increase in total liabilities was mainly due to FX on long-term debt and an increase in future income taxes, partially offset by a decrease in accounts payable and accrued liabilities and a decrease in short-term borrowing. The latter have been maintained at attractive interest rates and provide a cost effective source of liquidity.
14.3 Equity
At March 31, 2009, our Consolidated Balance Sheet reflected $6,504.5 million in equity, compared with an equity balance of $5,983.0 million at December 31, 2008. This increase in equity was primarily due to the issuance of 13.9 million common shares in February 2009 (discussed further in section 18.1.1 Issuance of common shares).
14.4 Share Capital
At April 20, 2009, 167,995,518 Common Shares and no Preferred Shares were issued and outstanding.
In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At March 31, 2009, 8.0 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.7 million Common Shares have been reserved for issuance of future options.
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $489 million) (discussed further in Section 18.1.1 Issuance of common shares).
14.5 Dividends
On February 18, 2009, our Board of Directors declared a quarterly dividend of $0.2475 per share (2008 — $0.2475 per share) on the outstanding Common Shares. The dividend is payable on April 27, 2009 to holders of record at the close of business on March 27, 2009.
15.0 FINANCIAL INSTRUMENTS
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A documents for the year ended December 31, 2008, except as described below.
15.1 Interest Rate Management
15.1.1 Interest Rate Swap
At March 31, 2009, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200 million or CAD$252.3 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended March 31, 2009, the Company recorded a gain of $1.4 million (three months ended March 31, 2008 — loss of $0.2 million) to “Net interest expense”. At March 31, 2009, the unrealized gain, derived from the fair value of the swap, was $23.1 million (December 31, 2008 — $20.9 million)

which was reflected in “Other assets” and “Other” current assets on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps are fully effective.
15.1.2 Interest and Treasury Rate Locks
At March 31, 2009, net unamortized losses for settled interest and treasury rate locks of $27.5 million were reflected in “AOCI” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in a decrease in net interest expense and a decrease in “Other comprehensive income” on the Statement of Consolidated Income of $0.1 million in first-quarter 2009 (first-quarter 2008 — $0.1 million).
15.2 Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
15.2.1 Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at March 31, 2009 nor at March 31, 2008. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for the first quarters of 2009 and 2008, as no forward hedges settled.
15.2.2 Currency Forward on Long-term Debt
In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% Note matures in October 2011. During the three months ended March 31, 2009, the Company recorded a gain of $14.1 million (three months ended March 31, 2009 — $13.9 million) to “Foreign exchange (gain) loss on long-term debt” related to the currency forward. In addition, during the first quarter of 2009, CP unwound US$25 million of the US$400 million currency forward for total proceeds of $4.5 million which will be settled in the second quarter of 2009. At March 31, 2009, the unrealized gain on the remaining currency forward of $66.9 million (December 31, 2008 — $57.3 million) was included in “Other assets”.
15.3 Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
15.3.1 Crude Oil Swaps
At March 31, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 135,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At March 31, 2009, the unrealized gain on these forward contracts was CAD$2.6 million (December 31, 2008 — CAD$3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2009, the change in fair value of $0.6 million, before tax, resulted in a decrease to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.
At March 31, 2009, the Company had no remaining diesel swaps (December 31, 2008 — unrealized loss of CAD$4.5 million). During 2009, the change in fair value of $4.4 million, before tax, resulted in an increase to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.
At March 31, 2009, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$4.6 million for the remainder of 2009 at exchange rates ranging from 1.2284 to 1.2306. At March 31, 2009, the unrealized gain on these forward contracts was CAD$0.1 million (December 31, 2008 — loss of CAD$0.1 million) and was recognized in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2009, the change in fair value of $0.2 million, before tax, resulted in an increase to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.
For the three months ended March 31, 2009, “Fuel expense” was increased by $5.7 million as a result realized losses arising from settled swaps. During the quarter, there were minimal losses realized on FX forward contracts. For the three months ended March 31, 2008, “Fuel expense” was reduced by $3.9 million as a result of realized gains of $4.6 million arising from settled swaps, partially offset by realized losses of $0.7 million arising from settled FX forward contracts.

For every US$1.00 increase in the price of WTI, fuel expense before tax and hedging will increase by approximately $7 to $8 million, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel recoveries.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swaps (“TRS”)
To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of four types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits expense” by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. When stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.
“Compensation and benefits expense” on our Statement of Consolidated Income included a loss on these swaps of $10.7 million in the first quarter of 2009 (2008 — unrealized gain of $2.7 million). With the dramatic drop in share prices over the past quarters, the volatility associated with the ineffectiveness of the TRS increased, which resulted in higher compensation expenses. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million to be settled in the second quarter of 2009, This amount is included in “Accounts payable and accrued liabilities” at March 31, 2009. CP will continue to adjust the number of TRS units held to match more closely the underlying compensation programs. At March 31, 2009, the unrealized loss on the remaining TRS of $47.5 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2008 remains substantially unchanged, except as updated as follows:
16.1 Sale of Accounts Receivable
During the second quarter of 2008, our accounts receivable securitization program was terminated. At March 31, 2009, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was nil compared to $120 million at March 31, 2008. Losses on the securitization program were nil for the first quarter of 2009, compared to $1.6 million in the first quarter of 2008.
Proceeds from collections reinvested in the accounts receivable securitization program were nil for the first quarter of 2009 and 2008. We have complied with all termination tests during the program.
16.2 Guarantees
At March 31, 2009, the Company had residual value guarantees on operating lease commitments of $217.9 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. The Company has accrued for all guarantees that it expects to pay. At March 31, 2009, these accruals amounted to $7.1 million. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance.

17.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS AT MARCH 31, 2009
Payments due by period		Less than	1 - 3	3 - 5	More than
(in millions)	Total	1 year	years	years	5 years
Long-term debt	$4,449.9	$26.6	$910.7	$584.3	$2,928.3
Capital lease obligations	433.8	16.2	47.5	26.7	343.4
Operating lease obligations(1)	1,073.0	131.9	278.0	213.2	449.9
Supplier purchase obligations	1,200.1	117.8	232.0	219.5	630.8
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	3,606.7	96.7	266.8	196.5	3,046.7

Total contractual obligations	$10,763.5	$389.2	$1,735.0	$1,240.2	$7,399.1

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $217.9 (discussed further in Section 16.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2009 to 2028. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 18.4 Certain Other Financial Commitments. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “More than 5 years” category in this table. Future income taxes are further discussed in Section 20.4 Future Income Taxes.
18.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2008 remains substantially unchanged, except as updated as follows:
18.1 Agreements and Recent Developments
18.1.1 Issuance of common shares
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $489 million). The proceeds of the common share issue may be used by CP to reduce indebtedness, contribute to funding capital projects and for general corporate purposes as the need may arise and as management may consider appropriate at the time.
This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.
18.1.2 Agreement subject to regulatory approval
On March 31, 2009 CP entered into a series of agreements, subject to regulatory approval, that will reduce CP’s ownership in the Detroit River Tunnel Partnership (DRTP) from 50 percent to 16.5 percent, the ownership of Borealis will increase to 83.5 percent. CP continues to operate and maintain the Detroit River Tunnel; however, CP’s interest will decrease to 16.5 per cent from 50 per cent with the completion of this transaction. CP’s proceeds from the transaction will be $110 million plus contingent proceeds of $22 million based on future freight volume through the tunnel. The quantification of the gain on this transaction has not yet been finalized.
The DRTP owns the Detroit River Rail Tunnel which carries CP’s rail line from Windsor to Detroit. The tunnel, which transports rail traffic across the Canada-US border, is a vital link in the North American transportation infrastructure.
18.2 Stock Price
The market value of our Common Shares decreased $3.46 per share on the Toronto Stock Exchange in the first quarter of 2009 (from $40.98 to $37.52). The market value of our Common Shares increased $1.78 per share on the Toronto Stock Exchange in the first quarter of 2008 (from $64.22 to $66.00). These changes in share price caused corresponding decreases/increases in the value of our outstanding SARs, DSUs, RSUs and PSUs.
Effective the second quarter of 2006, we put in place a TRS to mitigate gains and losses associated with the effect of our share price on the SARs, DSUs, RSUs and PSUs. These are derivative instruments that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swaps would no longer be offset by any compensation expense reductions.
Excluding the impact of our TRS, the expense recovery of our SARs, DSUs, RSUs and PSUs was $0.6 million in the first quarter of 2009, compared with a cost of $5.4 million in the first quarter of 2008. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $10.0 million in first-quarter 2009 and $2.7 million in first-quarter 2008.
18.3 Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
18.4 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 Off-balance Sheet Arrangements and Section 17.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

CERTAIN OTHER FINANCIAL COMMITMENTS AT MARCH 31, 2009
Amount of commitment per period		Remainder	2010 &	2012 &	2014 &
(in millions)	Total	of 2009	2011	2013	beyond
Letters of credit	$334.0	$334.0	$—	$—	$—
Capital commitments	711.0	139.3	79.0	74.1	418.6
Offset financial liability	204.8	204.8	—	—	—

Total commitments	$1,249.8	$678.1	$79.0	$74.1	$418.6

18.4.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
18.4.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At March 31, 2009, the company had multi-year capital commitments of $711.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.
18.4.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At March 31, 2009, the loan had a balance of $210.3 million, offset by a financial asset of $204.8 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
18.5 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $425 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

We made contributions of $22.3 million to the defined benefit pension plans in the first quarter of 2009, compared with $20.6 in the same period of 2008.
In determining our required contributions to our main Canadian pension plan, we are entitled to rely on the actuarial valuation that was independently prepared in respect of this plan as at January 1, 2008 and maintain our current rates of contribution until either a new valuation as at January 1, 2011 is filed, the regulator directs us to file an updated valuation, or we file an updated valuation at our discretion. We have not yet decided when we will next file an actuarial valuation. We expect to continue with our practice of using a market-related asset value for the calculation of the plan’s statutory solvency position, developed from a three-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities). Our contributions will also depend on whether the Canadian federal government implements solvency funding relief measures as announced in its November 27, 2008 Economic and Fiscal Statement. The announced measures would allow statutory solvency deficits to be funded over 10 years, rather than the current 5 years, provided that either prescribed member consent requirements are met, or the difference between 5 and 10 year funding is secured by letters of credit.
We currently expect our aggregate 2009 pension contributions to be in the range of $100 million to $150 million. If we file an actuarial valuation as at January 1, 2010, our 2010 pension contributions will depend on whether the Canadian federal government implements the solvency funding relief measures described above, on our pension fund investment performance during 2009 and on long Canada bond yields at December 31, 2009. If we file a valuation as at January 1, 2010, the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0% (versus the 3.45% yield at December 31, 2008), we estimate our aggregate 2010 pension contributions to be in the range of $250 million to $300 million. If the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 while long Canada bond yields at December 31, 2009 are 3.5%, these 2010 contribution estimates would increase by approximately $30 million. Alternatively, if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 5% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0%, these 2010 contribution estimates would increase by approximately $40 million.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.
18.6 Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 20.1 Environmental Liabilities) totalled $8.5 million in the first quarter of 2009, compared with $13.7 million. Payments relating to the labour liabilities were $6.9 million in the first quarter of 2009, compared with $12.3 million.
Cash payments for restructuring and environmental initiatives are estimated to be $43 million for the remainder of 2009, $40 million in 2010, $37 million in 2011, and a total of $147 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $24 million for the remainder of 2009, $20 million in 2010, $17 million in 2011, and a total of $52 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

19.1 Teck Coal Limited
CP’s contract with Teck Coal Limited (“Teck”), CP’s largest customer, for the transportation of coal, expired March 31, 2009. CP is currently in negotiations for a new contract. The outcome of these negotiations cannot be predicted, including, but not limited to, price, volumes of coal to be transported, and term of the contract. In the event that CP is not able to enter into a new contract with Teck, or is not able to enter a transportation arrangement on terms similar to or more favourable than the current contract, or is faced with significantly decreased future coal shipping volumes from Teck’s operations due to contract terms, Teck’s January announcement to reduce coal production in 2009 or otherwise, this could have a material adverse impact on CP’s business, financial condition, results of operations and cash flows.
19.2 Liquidity
CP has long-term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook.
CP has a four year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $546 million was available on March 31, 2009. This facility is arranged with a core group of 15 highly rated international banks and incorporates pre-agreed pricing. Multi-year arrangements with the banks extend through the 2011 and 2012 timeframe. In addition, CP also has available from a financial institution a credit facility of $143 million, of which $76 million of this facility was available on March 31, 2009. Both facilities are available on next day terms.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
19.3 Regulatory Authorities
19.3.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The CTA contains shipper rate and service remedies, including final-offer arbitration, competitive line rates and compulsory inter-switching.
In Canada, legislation amending the CTA was passed in 2008 and is now in effect as law. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, final-offer arbitration, charges for ancillary services and railway noise.
The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. During the quarter ended March 31, 2008, the Agency announced a decision directing a downward adjustment (the “Downward Adjustment”) of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Company appealed the decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the appeal. The Company has sought leave to appeal this decision to the Supreme Court of Canada. As a result of the Downward Adjustment to the maximum revenue entitlement, the Company exceeded its revenue entitlement in the 2007-2008 crop year by approximately $33.8 million and repaid this amount plus a 15% penalty of approximately $5.1 million on January 29, 2009. If the Company’s appeal to the Supreme Court of Canada is successful in whole or in part, some or all of this amount may be repaid to the Company.
Noise complaints have been filed with the Agency, with some noise complaints resolved through mediation and others remaining unresolved. No assurance can be given as to the effect on CP of the amendments to the CTA or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the United States, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of positive train control by 2015; limits the number of hours freight rail crews can work each month; and provides for the development of programs that include methods to manage and reduce crew fatigue. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB is an economic regulatory agency that Congress charged with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonment). Congress may re-authorize the STB which could impact rules concerning railroad rates and services in the US. It is too soon to assess the possible impact on CP of any re-authorization of the STB.
The STB has passed rules relating to simplified standards for railway rate cases to address concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. The STB’s rulemaking has been appealed but the rules are currently in effect. It is too soon to assess the possible impact on CP of such new rules.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
19.3.2 Security
We are subject to statutory and regulatory directives in the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Current proposed regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new US regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.
19.3.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class 1 railroads to implement by December 31, 2015, interoperable Positive Train Control (PTC) on main track that has passenger rail traffic or toxic inhalant hazard (TIH) commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The Federal Railroad Administration is developing rules and regulations for the implementation of PTC, and requires the filing of PTC Implementation Plans by April 16, 2010, which outline the Company’s solution for interoperability as well as it’s consideration of relative risk in the deployment plan. The company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment.
19.4 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At March 31, 2009, approximately 75% of our workforce was unionized and approximately 74% of our workforce was located in Canada. Unionized employees are represented by a total of 36 bargaining units. Agreements are in place with seven of seven bargaining units that represent our employees in Canada and 16 of 29 bargaining units that represent employees in our US operations. The following is a negotiations status summary:
19.4.1 Canada
•	On January 20, 2009, CP and the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, reached a tentative three-year agreement extending through the end of 2011. This agreement was ratified on February 26, 2009.

•	A three-year collective agreement with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, extends to the end of 2009.

•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.

•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.

•	A three-year agreement with the Steelworkers Union, representing intermodal operation and clerical employees, extends to the end of 2009.

•	A three-year collective agreement with the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, extends to the end of 2010.

•	A five-year agreement with the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, extends to the end of 2011.
19.4.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary, 13 bargaining units of our Delaware and Hudson Railway Company (“D&H”) subsidiary, and two bargaining units of our DM&E subsidiary.
With respect to Soo Line existing agreements extend through the end of 2009 with the 13 bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, and mechanical supervisors. A tentative agreement, subject to employee ratification, was reached with the bargaining unit representing track maintainers on March 18, 2009. Results of this ratification should be known by May 15, 2009.
D&H has agreements extending though 2009 in place with two unions that represent locomotive engineers and train service employees. A new agreement, was reached with the signal maintainers on March 6, 2009. This agreement was ratified on April 16, 2009. Negotiations continue with the track maintainers, car repair employees, electricians, clerks, and engineering supervisors, yard supervisors, mechanical supervisors, mechanical labourers, machinists, and police officers.
With respect to DM&E, only locomotive engineers and train service employees are represented. DM&E has an agreement covering engineers and conductors that extends through 2013. The agreement on the Iowa, Chicago & Eastern Railroad Corporation (“IC&E”) portion of the railroad covering train and engine service employees opened for renegotiation in July, 2008. A representation dispute for train and engine service employees on IC&E was resolved on March 6, 2009. The Brotherhood of Locomotive Engineers will continue to represent the IC&E train and engine service employees. Negotiations that were held in abeyance pending resolution of the representation issue will resume in early May.
19.5 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives, and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fueling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
19.6 Financial Risks
19.6.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension, asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall and may require CP to significantly increase the amounts of pension contributions in 2009, 2010 and beyond.
19.6.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, labour and political instability in major oil-producing countries, unplanned infrastructure failures and the ability of these countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 15.3 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
19.6.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by forward contracts (Canadian dollar strengthening relative to the US dollar), we will not receive the full benefit of these contracts to purchase US dollars. If we sell the US dollar forward, we will not receive the full benefit should the exchange rate increase (Canadian dollar weakening relative to the US dollar) above the fixed rate of the forward contract. Foreign exchange management is discussed further in Section 15.2 Foreign Exchange Management.
19.6.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 15.1 Interest Rate Management.

19.7 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.
20.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
20.1 Environmental Liabilities
At March 31, 2009, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $154.3 million, of which the long-term portion amounting to $133.2 million was included in “Deferred liabilities” and the short-term portion amounting to $19.5 million was included in “Accounts payable and accrued liabilities”. Total payments were $1.6 million in the first quarter of 2009 and $1.2 million in the same period of 2008. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $3.8 million in first-quarter 2009 and an increase of $1.8 million in first-quarter 2008.
20.2 Pensions and Other Benefits
“Other assets” on our March 31, 2009 Consolidated Balance Sheet included prepaid pension costs of $1,181.7 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.9 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $231.7 million in “Deferred liabilities” and post-retirement benefits accruals of $19.7 million in “Accounts payable and accrued liabilities” on our March 31, 2009 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our March 31, 2009 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $11.8 million in the first quarter of 2009, compared with $19.1 million in the same period of 2008.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $1.9 million in the first quarter of 2009, compared with $10.3 million in the same period of 2008. Defined benefit pension expense was $1.3 million in the first quarter of 2009, compared with $9.4 million in the same period of 2008. Defined contribution pension expense was $0.6 million in the first quarter of 2009, compared with $0.9 million in the same period of 2008. Post-retirement benefits expense was $9.9 million in the first quarter of 2009, compared with $8.8 million in the same period of 2008.

20.3 Property, Plant and Equipment
At March 31, 2009, accumulated depreciation was $4,648.8 million. Depreciation expense relating to properties amounted to $132.4 million in the first quarter of 2009, compared with $119.9 million.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $12.5 million in the first quarter of 2009 primarily due to the inclusion of the DM&E and lower rates on locomotives.
20.4 Future Income Taxes
Future income tax recovery totalling $8.4 million was included in income tax for the first quarter of 2009, compared with $4.6 million of future income tax recovery in 2008. The change in future income tax for first-quarter 2009 was primarily due to lower net income and tax rate changes implemented by the provincial government (discussed further in Section 10.5 Income Taxes). At March 31, 2009, future income tax liabilities of $2,640.7 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $80.9 million realizable within one year were recorded as a current asset.
20.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $13.6 million in the first quarter of 2009, compared with $19.0 million.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $155.2 million, net of insurance recoveries, at March 31, 2009. The total accrual included $103.0 million in “Deferred liabilities” and $70.5 million in “Accounts payable and accrued liabilities”, offset by $6.5 million in “Other assets” and $11.8 million in “Accounts receivable”.
20.6 Canadian Third Party Asset-backed Commercial Paper
At March 31, 2009, long-term floating rate notes received in replacement of ABCP has been valued at its estimated fair value (discussed further in Section 10.3 Loss in Fair value of Canadian Third Party Asset-backed Commercial Paper). Long-term floating rate notes received in replacement of ABCP, at its estimated fair value of $72.7 million, was included in “Investments”. No change in estimated fair value was recognized as a charge to income in “Loss in fair value of Canadian third party asset-backed commercial paper” in the first quarter of 2009 (first quarter of 2008 — $21.3 million).
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which would impact the Company’s near term earnings.
21.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
22.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
22.1 2009 Financial Outlook
CP provided limited guidance for 2009 due to economic uncertainty. Guidance was given for 2009 Capital expenditures ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumes an average foreign exchange rate of $1.25 per US dollar (US$0.80) as of January 27, 2009. Undue reliance should not be placed on this guidance and other forward-looking information.
22.1.1 2009 Guidance Updates
CP has updated guidance. Capital expenditures have been reduced by approximately $90 million and is expected to range from $720 million to $740 million for 2009. The assumed average foreign exchange of $1.25 (US$0.80) remains unchanged.

23.0 GLOSSARY OF TERMS

“ABCP”	Canadian third party asset-backed commercial paper.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CICA”	Canadian Institute of Chartered Accountants.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“Diluted EPS”	Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”	A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

“FRA”	US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,500 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”	The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

“STB”	US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“US gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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PARALYMPIC GAMES
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Canadian Pacific

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Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2009 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS – MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended March 31, 2009

Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	3.3

After foreign exchange on long-term debt (2) (3)	3.3

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $65.3 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2009. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended March 31, 2009, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.6 and 3.6, respectively.